

07008320

MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65264


SEC MAIL
RECEIVED
PROCESSING
SEP 14 2007
185
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/06 (MM/DD/YY) AND ENDING 07/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Causeway Street
(No. and Street)

Boston	MA	02114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McGee 617-723-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300	Wakefield	MA	01880
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 05 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen McGee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance, LLC, as of July 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DAVID E. MURPHY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 31, 2008

Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2007 AND 2006

TONNESON & COMPANY CPAs PC

Certified Public Accountants and Business Consultants

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

TONNESON & COMPANY CPAs PC
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of Grant Thornton Corporate Finance, LLC as of July 31, 2007 and 2006 and the related statements of income, changes in member's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Grant Thornton Corporate Finance, LLC as of July 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson & Company CPAs PC
Tonneson & Company CPAs PC

August 31, 2007

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F: 781.245.8731
www.tonneson.com

GRANT THORNTON CORPORATE FINANCE, LLC

BALANCE SHEETS

JULY 31, 2007

ASSETS

	2007	2006
CURRENT ASSETS:		
Cash and cash equivalents	$ 120,647	$ 198,792
Short-term investments	71,231	71,665
Accounts receivable	50,000	19,182
TOTAL ASSETS	$ 241,878	$ 289,639

LIABILITIES AND MEMBER'S EQUITY

	2007	2006
CURRENT LIABILITIES:		
Accrued expenses	$ 7,250	$ 8,250
TOTAL LIABILITIES	7,250	8,250
MEMBER'S CAPITAL	234,628	281,389
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 241,878	$ 289,639

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF INCOME

YEARS ENDED JULY 31, 2007 AND 2006

	2007	2006
REVENUES:		
Net fee income	$ 2,022,962	$ 3,183,796
EXPENSES:		
Selling, general and administrative expenses	26,691	31,424
INCOME FROM OPERATIONS	1,996,271	3,152,372
OTHER INCOME:		
Interest income	3,128	5,172
NET INCOME	$ 1,999,399	$ 3,157,544

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

YEARS ENDED JULY 31, 2007 AND 2006

BALANCE AT AUGUST 1, 2005	$	258,459
Net income		3,157,544
Distributions		(3,134,614)
BALANCE AT JULY 31, 2006		281,389
Net income		1,999,399
Distributions		(2,046,160)
BALANCE AT JULY 31, 2007	$	234,628

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED JULY 31, 2007 AND 2006

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,999,399	$ 3,157,544
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in certain assets and liabilities:		
Accounts receivable	(30,818)	41,362
Accrued expenses	(1,000)	3,250
Net cash provided by operating activities	1,967,581	3,202,156
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from short-term investments, net	434	71,325
Net cash provided by investing activities	434	71,325
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member	(2,046,160)	(3,134,614)
Net cash used in financing activities	(2,046,160)	(3,134,614)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(78,145)	138,867
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	198,792	59,925
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 120,647	$ 198,792

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JULY 31, 2007 AND 2006

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on November 30, 2001 and commenced active operations on September 13, 2002. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses, and providing strategic options advice.

Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Short-term Investments – Short-term investments consist principally of U.S. Treasury Bills with maturities between three months and two years. Debt securities that the Company has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income.

Concentration of Credit Risk – Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and short-term investments. The Company places its temporary cash investments and marketable securities with high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time. The Company monitors the condition of the financial institutions in which it invests.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JULY 31, 2007 AND 2006

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2007, the Company had net capital of $184,628, which was in excess of its requirement of $5,000 by $179,628.

Note 3 - Short-term Investments

At July 31, 2007 and 2006, investments in held-to-maturity debt securities were as follows:

	2007		2006	
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
U.S. Treasury Bills (maturing in one year or less)	$ 71,231	$ 71,231	$ 71,665	$ 71,665

Note 4 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP will be responsible for all the normal overhead expenses relating to the everyday operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

Fee Income - Revenues are reported net of certain fees charged by a German affiliate, Grant Thornton GmbH, for investment banking services. For the year ended July 31, 2007, fees charged by Grant Thornton GmbH amounted to $67,000. There were no fees incurred during the year ended July 31, 2006.

TONNESON & COMPANY CPAs PC

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the financial statements of Grant Thornton Corporate Finance, LLC as of July 31, 2007 and 2006 and for the years then ended and have issued our report thereon dated August 31, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

Wakefield Massachusetts
August 31, 2007

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F: 781.245.8731
www.tonneson.com

GRANT THORNTON CORPORATE FINANCE, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2007

NET CAPITAL

Member's equity at July 31, 2007	$	234,628
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities		234,628
Deductions and/or charges:		
A. Non-allowable assets		50,000
Haircuts on securities:		
C. Trading and investment securities - exempted securities		-
Net capital	$	184,628

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	7,250
Total aggregate indebtedness	$	7,250

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital requirement (6-2/3% of aggregate indebtedness of $5,000)	$	483
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital	$	179,628
5.	Excess net capital at 1000%	$	183,903
6.	Ratio of aggregate indebtedness to net capital		.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2007:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	184,628
Net audit adjustments		-
Net capital	$	184,628

See Independent Auditors' Report on Accompanying Information.

GRANT THORNTON CORPORATE FINANCE, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2007

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended July 31, 2007, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

TONNESON & COMPANY CPAs PC
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Grant Thornton Corporate Finance, LLC (the "Company") as of July 31, 2007 and for the year then ended, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F: 781.245.8731
www.tonneson.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of July 31, 2007 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at July 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

Wakefield, Massachusetts
August 31, 2007

END